
03022813

82- SUBMISSIONS FACING S

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacrim International Capital Inc.

*CURRENT ADDRESS Suite 3202, Tower II
Lippo Centre, 89 Queensway
Central, Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3812 FISCAL YEAR 6/30/01

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 6/16/03


82-3812
AR/S
6-30-01

Pacrim International Capital Inc.

Annual Report 2001

CORPORATE PROFILE

PACRIM INTERNATIONAL CAPITAL INC. through its wholly owned subsidiary, Pacrim Developments Inc. is a growth-oriented, publicly traded real estate company which is focused on the ownership, development and management of commercial and residential real estate and hotels. Pacrim International Capital Inc.'s primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.
TSE Symbol: PCN.

CONTENTS

Financial Highlights

For the years ended June 30, 2001 and 2000
(in thousands of Canadian dollars except per share amounts)



	2001	2000
Revenue	50,963	44,706
Net income	1,358	861
Cash flow from operations	4,770	4,709
Total assets	154,738	146,378
Debt	126,236	118,287

Per Common Share

Basic and fully diluted	2001	2000
Revenue	0.80	0.71
Net income	0.02	0.01
Cash flow from operations	0.08	0.07


50,000,000
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
2001
2000
1999

REVENUE

2001	50,963,072
2000	44,706,319
1999	31,123,221


8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
2001
2000
1999

CASH FLOW

2001	4,769,916
2000	4,708,555
1999	1,889,709


115.00
110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
2001
2000
1999

AVG. REVPAR

2001	110.18
2000	92.59
1999	80.93

Letter to Shareholders

The year 2001 was a prosperous year for PICI as we surpassed revenues of $50 million, an increase of 14% compared to 2000. We also moved forward on a host of initiatives which advanced our strategic plan for creating value in real estate and hospitality. Our balance sheet is enhanced to reflect the increase in revenue from both our commercial/residential and hospitality divisions.

Rental revenue from our commercial properties climbed to $6.2 million, an increase of 22% from the last fiscal period. We have continued to follow the conservative strategy of entering into long-term leases with tenants of strong financial standing, ensuring in a single year the turnover within our existing portfolio is moderate. More specifically, leases representing only 1% of our gross leasable area will expire in 2002.

We are extremely pleased with the success of our new developments in both the commercial and residential divisions. The year 2001 set the stage for our expansion into the residential marketplace with the construction of our first condominium development. This project boasted 87% pre-sales by the end of the current fiscal period. Currently we have two new condominium projects underway – one for occupancy within the upcoming year and the other for fiscal 2003. We will continue to demonstrate our ability to build a superior product and repeat our aggressive marketing strategy, which effectively speaks to the target market.

Subsequent to year end, the Company entered into a joint venture agreement with a Western Canadian real estate company, to develop a substantial multi-residential project currently underway in Calgary, Alberta. It is our intent to expand our joint venture relationships within Canada. This will present future opportunities with regard to the execution of our disciplined real estate investment and operating strategy.

As we write, the September 11th, 2001 attack on America has occurred. We would like to reassure our shareholders that the Company remains strong. While this event has affected our hospitality business, the impact has been minimized. Our operating income continues to provide a substantial cushion to meet our debt servicing obligations. The Company's assets are housed in oil rich Alberta and gas rich Nova Scotia and it is evident the energy sector should experience an increase in demand.

We would like to take this opportunity to thank our management team and our employees, who demonstrate daily, their talent, dedication and ability to move our company forward.

Although the Canadian economy and employment rate are expected to grow at a slower pace over the next year, the Company expects real estate fundamentals to remain strong as demand for commercial space and residential development continues to grow.

On behalf of the Board of Directors





Guy Lam
Chairman of the Board and Chief Executive Officer

Edward Good
President



The
PRESTWICK
OF PARKLAND

Commercial and Residential Real Estate

PDI'S commercial real estate portfolio experienced an increase in revenues of over 22% for 2001. The Company's dynamic strategy of building distinctive properties with solid rental value, has resulted in an increase in earnings for this year, and sets the stage for future growth in this division.

Commercial

The overall occupancy rate in the commercial portfolio is 94%, an impressive increase over the previous two years, given the construction of Lacewood Square and Bayers Lake Corporate Centre, which added 70,000 sq. ft. of new space to our commercial portfolio.

PDI continues to focus attention on building quality product, while keeping operating expenses as low as possible for tenants. It is our commitment to detail and tenant satisfaction that allows PDI to attract new tenants and keep the existing tenant base secure with respect to renewals. The Company continues to develop its internal marketing expertise and when appropriate, relies on outside brokerage contracts, to maintain high occupancy levels.

The lease expiry profile indicates a very manageable 5,627 sq. ft., or 1% of the portfolio coming up for renewal in the next year. The following two to three years show a greater turnover, however, these renewals are being actively pursued by the Company well in advance of the lease expirations.



Property and Location	Square Feet	No. of Units	% Ownership	% Leased as at June 30, 2001	% Leased as at June 30, 2000	Completion Date (if proposed)
Existing Properties						
Commercial						
Wedgewood Plaza - 117 Kearney Lake Rd.	36,234		100	100	97	
Bayers Lake Corporate Centre - 137 Chain Lake Dr.	23,746		100	100	69	
Greystone Court - 155 Chain Lake Dr.	96,831		100	95	95	
Halifax Park Centre - 100 & 120 Susie Lake Cres.	56,107		100	100	100	
201 Chain Lake Dr.	99,609		100	94	85	
555 Edinburgh Dr.	25,756		100	84	84	
182 Chain Lake Dr.	22,577		100	100	67	
Jack Astor's Bar & Grill - 184 Chain Lake Dr.	6,679		100	100	100	
Chapters - 188 Chain Lake Dr.	22,404		100	100	100	
Empire Theatres - 190 Chain Lake Dr.	80,000		100	100	100	
Sears - 192 Chain Lake Dr.	13,885		75	100	100	
Lacewood Square - 362 Lacewood Dr., Halifax NS	15,439		100	63		
Residential						
Paxton Place - 459 Parkland Dr.	91,924		100	100	100	
Under Development						
Commercial						
Bayers Lake Corporate Centre - Phases II & III Halifax, NS	64,800		100			Fall 2002
Residential						
The Citadel (Condominiums) - Calgary, AB		405	100			Fall 2002
Golf Greens (Condominiums) - Fredericton, NB		140	100			Fall 2002
Prestwick (Condominiums) - Halifax, NS		68	100			Aug. 2001
The Royalton (Condominiums) - Bedford, NS		60	100			Fall 2002



New Developments

Two new commercial developments were completed in the past fiscal year – a single story office complex and a multi-use retail and office development. Both projects were constructed in and around the enormously successful Bayers Lake Park Power Centre, located in Halifax, NS.

Bayers Lake Park, Halifax, NS

The suburban office market ushered in an additional 23,746 square feet of office space when the Bayers Lake Corporate Centre opened in July, 2000. Now 100% occupied, this state-of-the-art office complex is home to Dillon Consulting, a national engineering consulting firm, and Bayers Lake Business Centre, which houses national tenants in a Class "A" office atmosphere designed for the smaller tenant.

Leasing for Phases II and III of Bayers Lake Corporate Centre is now underway. Phase II will introduce a twin of the Phase I office complex and provide approximately 24,000 square feet of Class "A" suburban office space with Phase III providing 40,800 square feet of office/commercial space with drive-up bays and excellent signage visibility. Both projects will offer the same architectural elegance of the first building with ample free parking and beautifully landscaped grounds. Construction on both phases will commence once the requisite pre-leasing is attained.



Bayers Lake Corporate Centre
Phase III 40,800 Sq. Ft.

Bayers Lake Corporate Centre
Phase I 23,746 Sq. Ft.



Lacewood Square
Halifax, NS


Lacewood
SQUARE

Clayton Park, Halifax, NS

Lacewood Square, located at the very busy juncture of the Bicentennial Highway and Lacewood Drive, near Bayers Lake Park Power Centre, had its first tenant open for business in March, 2001. Clayton Park is one of Atlantic Canada's fastest growing communities and Lacewood Square (anchored by Swiss Chalet and Bank of Montreal) promises to be a successful site for its retail and service tenants who will share in the expected one million customers visiting the adjacent Home Depot each year.

Residential

A strong housing market in Halifax, NS, allowed PDI to capitalize on the current market conditions by expanding its profile in the multi-residential sector through condominium development.

Our first condominium project, The Prestwick on Parkland, boasted 87% pre-construction sales during this fiscal year. Buyers are projected to occupy their units by August of 2001 and it is expected all of the remaining units will be sold before the end of the second quarter of fiscal 2002. As the exterior finishes neared completion, it was obvious the attention to detail proved to be a worthy focus. The building projects great character as is duly noted in the brick and cape cod siding exterior, the dramatic cathedral window over the main canopy entrance and the architecturally designed landscaping and leisure areas. The building will be a classic in PDI's inventory of condominium developments and a welcome addition to the growing Halifax condominium market. PDI will manage the project for the Condominium Corporation upon completion.

The breathtaking view offered by Golf Greens Condominiums, a 140-unit complex overlooking the Fredericton Golf Club and the Saint John River Valley, is evident, as the site is cleared in preparation for construction. This project, which is located in Fredericton, NB, the province's capital city, shows pre-construction sales of 26% during the first two months of it's marketing campaign. It is expected sales will reach 35% by the end of the first quarter of fiscal 2002 and close to 90% will be sold when the first owners take occupancy in late fall of 2002. Quality built and architecturally designed open concept units, are expected to play a large part in the success of this project. Phase I and Phase II will each offer 70 spacious units with heated, underground parking. Close proximity to all amenities in the city of Fredericton, and, the added feature of living near a golf course, promises to please the discriminating buyer.

The Prestwick on Parkland
Halifax, NS

Alberta remains one of the best provincial economies Canada has seen in years. Our Citadel Meadows project, located in Calgary, AB, took a slightly different turn than originally expected. A large Western Canadian real estate development company has placed an offer to purchase Phases I and III of our 15 acre, proposed multi-residential development and to also enter into a joint venture agreement on Phase II. As this year winds up, Phase I is under contract for sale at a price of $1.1m and is scheduled to close on November 1, 2001. PDI expects to receive an Offer to Purchase for Phase III before the end of the first quarter of fiscal 2002 and negotiations are underway on the joint venture of the middle parcel of land, known as Phase II.

Plans for Phase I showcase a 105-unit, moderately priced, condominium complex, with construction beginning by late fall, 2001. A similar building on Phase III land is scheduled to begin construction in the spring, 2002. Phase II will see the development of 100 townhouse units, with construction expected to commence also in the spring of 2002. Townhouses and condominiums continue to be popular in the Alberta residential marketplace, particularly in Calgary, where they have created a niche market, quite unlike any other in the country.

Currently, PDI is negotiating the purchase of land for our third condominium project, to be located in Halifax, NS. As we finish out this fiscal period, PDI is under agreement to purchase approximately 2.7 acres of land in a new residential development know as Royale Hemlocks. This site will see the construction of another trademark luxury condominium complex, to be known as The Royalton, a 60-unit building, almost all of which will offer spectacular views of the Bedford Basin. Other features will include our trademark open-concept floor plan, heated underground parking, leisure rooms and elegant common areas. Marketing of the project is already underway and pre-sales promise to be as solid as those for our first venture, The Prestwick on Parkland. Construction is slated for late fall, 2001, with occupancy in the fall of the following year.


Royalton

View from The Royalton, Halifax, NS

Hospitality

Fiscal 2001 was a strong year for PDI's hospitality division, with improved revenue and profit growth in both the hotel and franchised restaurant sectors. The Company earned several additional awards to add to its impressive list of industry accomplishments.

PDI's affiliation with leading hotel and restaurant franchisors will continue to be central to the positioning and growth of the hospitality division. These relationships are integral to our strategy of focusing on individual corporate travel, business meetings and leisure travelers as our core customer groups. The Company currently owns or manages hotel properties in Nova Scotia, New Brunswick, Alberta, British Columbia and Northwest Territories.

Our ability to operate the best property in each market segment, within which we are present, is crucial to the continued success of our hospitality portfolio. This strategy has permitted us to attract the best personnel for each product and as a result, our hotels rank at (or near) the top of each brand in both product quality and customer satisfaction. We encourage all of our personnel to not only subscribe, but also offer any input, to our creative approach to doing business. Our multiple brand affiliations also ensures we have ongoing access to the very latest technology, customer service and product expectations, human resource training methods and sales and marketing programs.

Business and Growth Strategy

The business and growth strategy for the hospitality division will continue to concentrate on new development, acquisitions and management emphasis on customer satisfaction and technology. It is anticipated that growth opportunities will be generated from third party management contracts and strategic equity investment, which will result in additional management fees.

Corporate management will continue to concentrate on improving RevPar by ensuring sales efforts and yield management are focused on delivering superior service to our key customer groups. Strict attention will be given to further enhancing customer satisfaction and implementing appropriate capital expenditure programs for each of our properties.



Management's decision to form a corporate purchasing department during the fiscal year has had immediate and beneficial results. This department has entered into national contracts that offer best pricing, consistency of product and rebate programs and allow our hotel managers extra time to focus on their key responsibilities, which in turn, have had a positive impact on the division's bottom line.

High employee turnover and the recruitment of new employees remain an issue across the entire industry. PDI has reduced turnover in the past year by developing creative employee satisfaction and recognition programs. The provision of competitive compensation packages and progressive work environments have been instrumental in reducing turnover and attracting new employees.

The four hotel properties achieved a combined Revpar of $110 for the year. This represents an increase of $18 or 19% compared to the previous year.

The hospitality division manages all hotel and restaurants owned by the Company. In addition to these assets, it manages eight properties on behalf of the Aquilini Investment Group of Vancouver, BC. These properties are located in Nova Scotia, New Brunswick, and British Columbia.

This group of hotels will be repositioned and have appropriate franchise affiliations negotiated during the next fiscal period. This past year, an additional third party management contract was obtained for a Super 8 Motel located in Yellowknife, NWT. Management asset agreements were also negotiated for a Super 8 Motel located in Calgary South and Canada's first Wingate Inn, also located in Calgary.

Additional third party contracts are currently being negotiated and it is expected other agreements will be finalized in the new fiscal period, which would expand our portfolio into the provinces of Alberta and Ontario.

PDI has been developing an e-commerce center over the past number of months and is currently moving ahead with this initiative. The center will focus on developing and maintaining web sites for all company properties and ensuring these sites are linked to the appropriate search engines and travel sites. A reservation center and call information center will complement this activity. The numerous databases, which are currently housed at the various hotels, will also be consolidated at our facility. This will reinforce the collective strength of the hospitality division.

ROOM STATISTICS

Hotel	Occupancy Rate (%)			Average Daily Rate ($)			*RevPar ($)		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Sheraton Suites Calgary Eau Claire	81.60	75.01	63.22	174.80	166.61	159.89	142.71	125.93	101.08
Radisson Suite Hotel Halifax	83.50	82.06	75.49	139.22	132.35	125.08	116.27	108.91	94.42
Holiday Inn Express Halifax	82.40	79.75	77.79	89.18	83.57	79.49	73.48	66.65	61.84
Holiday Inn Express Moncton	64.00	73.80	80.66	98.41	90.34	82.29	62.94	68.87	66.38

1 Results only include 5 months of operation

2 May 6, 2000 hotel added 55 suites

*RevPar is a function of total room sales revenue divided by the total rooms that could be sold if a property operated at 100%. It is the most significant current measurement of a property against its competitive set of hotels in a given market.



Radisson Suite Hotel Halifax
Halifax, NS



PDI's third East Side Mario's restaurant opened during August, 2000. The property is located in the MicMac Mall in Dartmouth, NS and quickly reached its projected revenue volume. This property completes the Company's build out in the metro Halifax market.

PDI will continue to identify strategic growth for the East Side Mario's franchise and other related brands of Prime Restaurant Group, our primary franchisor of restaurants. Opportunities will be sought in the Atlantic Region and Ontario with priority given to developments where operating partners can be identified.

It is also the Company's intention to hire a full time Director of Restaurant Operations to further enhance the profitability of all franchised restaurant locations and assist in the opening of new locations.

Restaurant	Location	Seats
East Side Mario's	Downtown Halifax	170
East Side Mario's	Bayers Lake, Halifax	260
East Side Mario's	MicMac Mall, Dartmouth	200
Fionn MacCool's	Eau Claire, Calgary	90
Red Devil Barbeque & Grill	Eau Claire, Calgary	375

INDUSTRY AWARDS

PDI has gained a reputation for quality, service and innovation; a reputation acknowledged by the following awards:

Hotel	Location	Canada Select	AAA	Awards	Criteria
Holiday Inn Express	Halifax	3.5 Star	4 Diamond	Holiday Hospitality (1) Newcomer of the Year Award (1995) (2) Torchbearer Award (1996, 1997, 1998) (3) Quality Excellence Award (1999, 2000 & 2001)	(1) Recognized as one of the best new hotels in the categories of design, construction and enhanced guest perception (2) Bases on overall hotel quality and guest satisfaction given to less than two percent of the Holiday Inn hotels in North America (3) In order to receive the award, the hotel had to receive a high score in Holiday Hospitality's Guest Satisfaction Tracking System, a system designed for guests to evaluate Holiday Inn hotels and their performance, including product quality and customer services
Holiday Inn Express Hotel & Suites	Moncton	3.5 Star	3 Diamond	Holiday Hospitality (1) Newcomer of the Year Award (1997)	(1) Special recognition as one of the best of new hotels for design, construction and enhanced guest perceptions
Radisson Suite Hotel	Halifax	3.5 Star	3 Diamond	Radisson Hotels Worldwide (1) President's Award (1997, 1998, 1999 & 2000) (2) Ranked #1 Radisson in the World (1998) (3) Advocates Award (1998 & 2000)	(1) Radisson's top honour - based on guest satisfaction and willingness to return (2) Awarded for "guest willingness to return" (3) Among the top 30 Radisson Hotels in the world to achieve the highest level of "Advocates" ratings from the Radisson's guest comment system.
Sheraton Suites Calgary Eau Claire	Calgary	4 Star	4 Diamond	ITT Sheraton Worldwide (1) Guest Services Index - North America (1999) - Ranked # 1 (2000) - Ranked #2 (2) Willingness To Return (2000) - Ranked #1 Alberta Hotel & Lodging Association (3) Housekeeping Award (2000)	(1) Based on customer satisfaction and loyalty (2) Awarded for "guest willingness to return" (3) Excellence achieved in all categories of cleanliness, comfort and maintenance
Fionn MacCool's Pub	Calgary			Prime Restaurants (1) President's Club Award (2001)	(1) Achieved highest standings on several criteria relating to sales growth; training and development programs and overall store operations

Management's Discussion and Analysis

General Description of the Company

PACRIM INTERNATIONAL CAPITAL INC., (the "Company"), through its wholly-owned subsidiary, Pacrim Developments Inc. ("PDI"), is a growth oriented public real estate company engaged in the ownership, development and management of commercial and residential real estate and hotels in Canada.

PDI is an owner, manager and developer of commercial and residential real estate, hotels and restaurants in Canada. As of June 30, 2001, the Company owned nine commercial developments representing total gross leasable area of 559,000 sq. ft. In addition, PDI owned four hotels, five restaurants, and several parcels of land held for future commercial and multi-unit residential developments.

The Company was incorporated by registration of its Articles and Memorandum of Association under provisions of the International Business Companies Ordinance of the British Virgin Islands on June 5, 1990. The common shares of the Company trade on the Toronto Stock Exchange (PCN).

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2001 and 2000.

Results of Operations

Revenues in 2001 increased by $6.3m or 14% and operating income grew by $1.6m or 284% compared to 2000. Net income has increased by $0.5m or 58% in 2001 from 2000 as a result of improved operating results from both the hospitality and real estate divisions.

Cash flow from operations in 2001 was $4.8m or $0.08 per share which has remained relatively constant compared to 2000. While cash flows from both the hospitality and real estate divisions have increased by $1.0m and $1.3m respectively, they have been partially offset by increased administrative costs, losses on abandoned projects and third party development contracts.

Cash flow from operating activities was $5.1m in 2001, a net increase of $2.5m from $2.6m in 2000. This improvement resulted from decreased cash requirements for other operating items such as accounts receivable, accounts payable, prepaid expenses and other assets. The change in other operating items resulted in a net positive position of $0.3m in 2001, an increase of $2.4m compared to 2000. This reduction was the net result of the collection of accounts receivable and increased start up and financing costs.

Cash flow from financing activities for 2001 was $8.3m, a decrease of $5.3m from $13.5m in 2000. In 2000, the Company had higher financing activity as a result of additional debt raised to finance several new commercial developments as well as some redevelopment and expansion of existing hotel properties.

Cash flow used for investing activities was $13.5m in 2001, compared to $16.0m in the prior year, a decrease of $2.5m. This net decrease related primarily to the reduction in the redevelopment and expansion activities in the hospitality division. New developments in the real estate division have remained relatively constant compared to the prior year.

Real Estate

Rental revenue from the Company's real estate division increased $1.1m or 22% to $6.2m in 2001. Net operating income from rental property operations was $5.0m in 2001, an increase of 22% or $0.9m from 2000. These increases were primarily the result of improved occupancy and increased rental rates in our commercial division as well as the addition of two new commercial/office properties totaling approximately 70,000 sq. ft.

Occupancy at June 30, 2001 was 94% which represents an increase compared to 2000, with overall inventory increasing by approximately 13% during the fiscal year. Leasing activity for 2001 amounted to 88,615 sq. ft. compared to 103,579 sq. ft. in 2000. Average net rent achieved on leasing activity during 2001 was $15 per sq. ft., 23% higher than previous rents.

At June 30, 2001, the Company has lease expiries in its commercial portfolio which average 9% of gross leaseable area per year over the next five years. The Company expects many of the current tenants to renew existing leases at current or more favorable rental rates.

Hospitality

The Company's hospitality division is made up of four hotels and five restaurants. Overall revenue has increased 13% or $5.0m. Operating income from this division increased $1.5m or 12% to $14.0m. The majority of these increases were due to continued above average returns from our hotel portfolio and the addition of a new 200 seat restaurant during the year.

Room revenue increased 14 % to $27.0m in 2001, while cost of sales increased by 13% over the same period. The Company's overall average RevPar increased by 19% to $110 compared to 2000. During the past three years, the Company's RevPar has increased on average 19% per annum compared to an industry average in Canada of approximately 3.0%.

During the year, the hospitality division generated $0.4m in revenue from external hotel management service contracts. This new area will continue to expand and capitalize on the Company's expertise in this industry while helping to offset administrative and overhead costs.

General and Administrative Expense

General and administrative costs incurred from operations in 2001 were $6.0m compared to $4.4m for the same period last year, representing an increase of $1.6m. This was due to increased administrative expenses, write off of amounts associated with abandoned projects and cost overruns on third party development projects as well as an additional provision for bad debts of approximately $1.0m.

Interest Expense

Interest on long term debt has increased 12% to $9.0m. This increase is due to the incurrance of additional debt resulting from continued development and refinancing of existing properties.

The range of interest rates on the Company's debt was 6.75 % to 9.48 %, with maturities ranging from 2001 to 2011. Interest on properties under development in the amount of $0.7m was capitalized in 2001.

Depreciation and Amortization

Depreciation and amortization expense fell by $1.6m to a total of $4.1m for the year ended June 30, 2001. This expense has decreased as a significant amount of one time start up costs associated with the opening of the Sheraton Suites Calgary Eau Claire were amortized during fiscal 2000.

Risk Management

In the normal course of its business, Pacrim International Capital Inc. is exposed to numerous business risks that can impact both short and long-term performance. It is the responsibility of the management team, under the supervision of the Board of Directors, to identify and mitigate the impact of these potential risks.

Real Estate

Real estate development is generally subject to varying degrees of risk, depending on the nature of the property. Such risks include changes in general economic conditions, local conditions, competition from others with available space and the owner's ability to economically provide adequate maintenance. The real estate industry is capital intensive and therefore sensitive to interest rates and to the availability of capital.

Leasing Risk

The Company attempts to stagger lease maturities on a property-by-property basis, thereby generating a more stable flow of revenue and mitigating the risks related to changing market conditions. Less than twenty five percent of the leases in the Company's portfolio will mature in the next three years. Management's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalation.

Financing and Interest Rate Risk

The Company will require additional financing in order to grow and expand its operation. It is possible such financing will be unavailable or, if available, subject to unfavorable terms. In addition, upon expiry of the financing of any particular property, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to the Company than existing financing.

Management believes the majority of the Company's upcoming debt maturity can be refinanced at the existing balances and at competitive rates.

The Company and the real estate industry has significant exposure to interest rate risk. The majority of the Company's debt is fixed rate thereby mitigating its exposure to increases in short-term interest rates. Management's strategy is to lock in long term financing at competitive rates to limit any negative effects on cash flows from increases in interest rates.

Acquisition and Development Risk

A major component of the Company's overall growth strategy is to continue to focus on development of both residential and commercial real estate. In developing a property, the company realizes the risk that projected financial returns may not be achieved. Management endeavors to reduce such risk by securing commitments from major tenants, negotiating fixed price construction contracts and arranging financing prior to proceeding with a development.

Hospitality

The Company's hotel properties are subject to normal operating risks common to the hotel industry, including seasonal and cyclical business fluctuations. Industry reports indicate the hotel industry in Canada continues to operate in a strong market, which should allow for improvements in occupancy levels and average room rates at the Company's properties. During 2001, approximately 54% of the division's revenues were generated in the first and fourth quarter. Individual hotel properties are aware of the seasonal nature of their markets and sales initiatives are planned to offset times of low demand.

Outlook

PICI believes the future for our Company will be focused on continued expansion in our multi-unit residential division as well as seeking growth opportunities in the third party hotel management industry. During the past three years, the Company's activities have centered on building a solid base of profitable commercial real estate and hotel properties. We have achieved our core objectives and will continue to expand through acquisitions and development in markets where we already have a presence as well as entering new areas on an opportunistic basis.

The Company believes moderate growth will continue in the commercial, multi-unit residential and hotel industries in Canada and are confident we are in a perfect position to capitalize on opportunities that complement our core strategies.



Management's Responsibility

The consolidated financial statements of Pacrim International Capital Inc. have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the preparation and presentation of the information contained in the consolidated financial statements and other sections of the annual report. The Company maintains appropriate systems of internal control, policies and procedures that provide management with reasonable assurance that assets are safeguarded and financial records are reliable and form a proper basis for the preparation of financial statements. The Company's independent auditors, Arthur Andersen LLP have been appointed by the Shareholders to report on the consolidated financial statements. Their report is included below.

Report of the Auditors

To the Shareholders of Pacrim International Capital Inc. :

We have audited the consolidated balance sheets of Pacrim International Capital Inc. as at June 30, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Arthur Andersen LLP

Calgary, Alberta
August 31, 2001

Arthur Andersen LLP
Chartered Accountants

Pacrim International Capital Inc.
Consolidated balance sheets as at June 30, 2001 and 2000

Assets	Notes	2001	2000
Rental properties	4, 5	$39,221,709	$34,576,160
Hotel and other	4, 5	76,961,968	77,982,191
Properties under development	4, 5	15,961,587	9,860,618
		132,145,264	122,418,969
Cash and cash equivalents		3,126,946	3,281,232
Amounts receivable	6	7,451,225	9,374,943
Prepaid expenses and deferred charges		3,873,260	3,419,891
Other assets	6	8,140,833	7,882,778
		$154,737,528	$146,377,813
Liabilities			
Debt	5	$126,235,717	$118,286,749
Accounts payable and accrued liabilities		7,341,594	7,849,972
Future income tax liability		794,290	-
Other debt		2,503,401	2,729,757
		136,875,002	128,866,478
Shareholders' Equity			
Common shares	8	1,120,448	1,120,448
Convertible redeemable preferred shares	8	7,035,000	7,035,000
Adjustment arising on reorganization	2	(5,068,005)	(5,068,005)
Contributed surplus	8	1,093,271	1,093,271
Cumulative translation adjustment		-	36,671
Retained earnings	7	13,681,812	13,293,950
		17,862,526	17,511,335
Total Liabilities and Shareholders' Equity		$154,737,528	$146,377,813

Approved on behalf of the Board

Guy Lam Edward Good Malcolm Bell

The notes form an integral part of these financial statements.

Pacrim International Capital Inc.
Consolidated statements of operations and retained earnings
For the years ended June 30, 2001 and 2000

Revenue	Notes	2001	2000
Rental properties			
Base rent		$5,142,993	$4,123,078
Cost recoveries		1,091,028	994,673
Hospitality			
Hotels		33,556,084	29,666,458
Food and beverage		10,140,769	9,031,747
Interest and other		1,032,198	890,363
		50,963,072	44,706,319
Expenses			
Rental properties			
Operating costs and taxes		1,260,701	1,049,684
Hospitality			
Direct costs		19,210,412	17,302,358
Operating and administrative costs		10,406,008	8,840,699
Interest on debt	5	8,975,610	8,026,632
Depreciation and amortization		4,120,984	5,674,992
General and administrative		5,962,709	4,369,704
		49,936,424	45,264,069
Income (loss) before the under-noted items		1,026,648	(557,750)
Gain on refinancing of debt		675,000	1,980,000
Provision for income taxes	7	342,108	408,687
Income before equity interests		1,359,540	1,013,563
Equity in the losses of affiliated companies		(1,080)	(152,686)
Net income		1,358,460	860,877
Retained earnings at beginning of year, as previously reported		13,293,950	12,983,423
Adjustment for the cumulative effect of change in accounting policy on prior periods	7	(829,898)	-
Retained earnings at beginning of year, as restated		12,464,052	12,983,423
Dividends paid on preferred shares		140,700	550,350
Retained earnings, end of year		$13,681,812	$13,293,950
Basic and fully diluted earnings per share	9	$ 0.02	$0.01

The notes form an integral part of these financial statements.

Pacrim International Capital Inc.

Consolidated statements of cash flow for the years ended June 30, 2001 and 2000

Cash flow from operating activities	2001	2000
Net income	$1,358,460	$860,877
Adjustments for:		
Depreciation and amortization	4,120,984	5,674,992
Equity in the losses of affiliated companies	1,080	152,686
Gain on refinancing of debt	(675,000)	(1,980,000)
(Recovery) provision for income taxes	(35,608)	-
Cash flow from operations	4,769,916	4,708,555
Net change in other operating items	318,138	(2,120,204)
Cash flow from operating activities	5,088,054	2,588,351
Cash flow from financing activities		
Dividends paid on preferred shares	(140,700)	(550,350)
Repayment of other debt	(226,356)	(425,657)
Proceeds from debt (net)	8,623,968	14,503,449
Cash flow from financing activities	8,256,912	13,527,442
Cash flow from investing activities		
Properties under development	(6,100,969)	(4,315,355)
Capital expenditures - rental properties	(6,135,476)	(8,370,625)
Capital expenditures - hotel and other	(1,262,807)	(2,826,770)
Purchase of preferred shares	-	(469,997)
Cash flow used in investing activities	(13,499,252)	(15,982,774)
Net (decrease) increase in cash and cash equivalents	(154,286)	133,019
Cash and cash equivalents, beginning of year	3,281,232	3,148,213
Cash and cash equivalents, end of year	$3,126,946	$3,281,232
Interest paid	$9,456,976	$8,526,607
Taxes paid	$340,000	$621,000

The notes form an integral part of these financial statements.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

1. Nature of operations

Pacrim International Capital Inc. (the "Company") was incorporated in the British Virgin Islands on June 5, 1990.

These consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries (the "Group"). Particulars of the wholly-owned subsidiaries are as follows:

Name	Place of incorporation	Principal activities
Pacrim Developments Inc. ("PDI")	Canada	Hotel and real estate development and management company.
Pacrim China Inc. ("PCI")	British Virgin Islands	Investment holding.
Pacrim Realty (HK) Limited ("PRL") (formerly Asiapac Development Limited)	Hong Kong	Property holding company.
Moldau N.V. ("Moldau")	Netherlands Antilles	Investment holding.
Cleripes Holding B.V. ("Cleripes")	Netherlands	Investment holding.

All significant intercompany transactions and balances have been eliminated on consolidation.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

2. Reorganization

On July 1, 1997 the Company completed a series of transactions as part of a comprehensive reorganization of its operations. As a result of the Company's prior involvement in First Mortgage Nova Scotia Fund Inc. and First Mortgage Nova Scotia Fund (II) Inc. (the "Funds") and a desire to support the investors in these Funds, the Company formulated a strategy whereby a repayment option involving the payment of cash and the issuance of convertible preferred shares was offered to investors in these Funds.

PDI was incorporated as a subsidiary company and subsequently amalgamated with six companies to which the Funds had made loans. Some of these loans were non-performing prior to the reorganization. The companies included in the amalgamation were involved in the ownership and operation of hotels and commercial properties.

The steps involved in the reorganization included the following:

(a) Amalgamation of PDI with six real estate holding and operating companies;
(b) Purchase of non-performing mortgages by Cleripes, PDI's parent company; and
(c) Purchase of promissory notes in the Funds held by the investors.

(a) Formation of PDI and amalgamation

Effective July 1, 1997, the Company acquired through its wholly-owned subsidiary, PDI, the following companies: Barcan Development Inc., Barust Development Inc., AHL Scot Canada Inc., Hollis Hotel Inc., Maritime Ace Developments Inc. and Bellholme Investments Inc. pursuant to a merger agreement and a collateral amalgamation agreement dated June 26, 1997 (the "Amalgamation").

(b) Purchase of non-performing mortgages by Cleripes

The mortgages on the properties held by PDI immediately following the reorganization were for the most part held by Canadian immigrant investment funds. Mortgages in the amount of $15,795,000 (the "non-performing mortgages") due to the Funds had matured prior to the Amalgamation. The underlying properties which secured repayment of the non-performing mortgages did not have a sufficient value (as a consequence of high vacancy rates) to allow the properties to be refinanced in full at the time of the reorganization.

Cleripes, a subsidiary of the Company, purchased the non-performing mortgages from the Funds. The purchase price was satisfied by Cleripes issuing to the Funds, demand promissory notes bearing interest at 6.5% per annum supported by a guarantee from the Company. Each promissory note provides that Cleripes may repay such promissory note by setting-off against the outstanding principal owing any liability of the particular Fund to Cleripes.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

c) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from these estimates.

(d) Capital assets

(i) Rental properties

Rental properties are recorded at the lower of cost less accumulated depreciation and amortization and estimated net recoverable amount.

Estimated net recoverable amount represents the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the properties.

(ii) Land held for development

Land held for development is recorded at the lower of cost and estimated net recoverable amount.

(iii) Hospitality

Land, buildings, furniture, fixtures, and equipment are recorded at the lower of cost and net recoverable amount less accumulated depreciation.

(iv) Leasehold land

Leasehold land is recorded at the lower of cost and net recoverable amount and is amortized on a straight-line basis over the unexpired periods of the leases.

(v) Leasehold buildings and improvements

Leasehold buildings and improvements are recorded at the lower of cost and net recoverable amount and are amortized over the unexpired periods of the leases or their expected useful lives, whichever is shorter.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

(e) Depreciation and amortization

Depreciation of buildings and improvements is determined using the sinking fund method under which an increasing amount consisting of a fixed annual sum together with interest compounded at the rate of 5% per annum, is charged to income so as to fully depreciate the building and improvements over their estimated useful lives of 40 years.

Depreciation on furniture and equipment is provided on a straight-line basis over a period up to 10 years.

(f) Deferred charges

Deferred charges are carried at cost and are amortized over terms appropriate to the expenditure.

Leasing charges are deferred and amortized over the term of the related leases.

(g) Capitalization of costs

The Company capitalizes certain costs as part of properties under development and land under development. These include direct carrying costs such as realty taxes and direct expenses applicable to its properties under development and interest on debt specific to and secured by such properties.

Capitalization of costs to properties continues until the property reaches its economic value or its accounting completion date, the determination of which is based on achieving a satisfactory occupancy level within a predetermined time limit.

(h) Income taxes

In the year ended June 30, 2001, the Company adopted the liability method for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to the adoption of the recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated.

(i) Foreign currency transactions

The Company's financial records are maintained and its financial statements are stated in Canadian dollars. The financial records of certain subsidiaries of the Group are maintained in Hong Kong dollars, U. S. dollars and Dutch guilders.

Pacrim International Capital Inc.

Notes to the consolidated financial statements

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange at that date. Foreign currency transactions during the period are recorded at the rates of exchange in effect at the transaction dates. Exchange differences are included in operating results.

On consolidation, monetary assets and liabilities of fully integrated subsidiaries stated in foreign currencies are translated into Canadian dollars at the rates of exchange at the balance sheet date and non-monetary items are translated at historical exchange rates. The related statements of operations are translated at the average exchange rate for the period.

(j) Revenue recognition

The Company, as lessor, accounts for its leases as operating leases as the Company retains substantially all of the risks and benefits of ownership. Rental revenue is recognized over the term of the lease as it is earned and the related assets are classified as rental properties. Hospitality revenues are recognized as the related services are provided.

(k) Statements of cash flow

For the purposes of the consolidated statement of cash flow, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

(l) Short-term investments

Short-term investments held for trading purposes are stated at the lower of cost and market value.

(m) Fair value of financial investments

The Company has various financial instruments including cash and cash equivalents, amounts receivable, amounts due from related parties, bonds, loans, accounts payable and long-term debt. Due to the short-term maturity of such instruments except short-term investments and long-term debt, their book value approximates their fair value. The carrying value of the Company's long-term debt approximates its fair value as the rates of interest approximate market rates.

The majority of the Company's amounts receivable are with customers in the real estate and hospitality industry and are subject to normal industry credit risk.



Pacrim International Capital Inc.

Notes to the consolidated financial statements

4. Capital assets

	2001	2000
Rental properties		
Land	$5,103,679	$5,151,594
Land improvements	2,146,246	1,775,245
Buildings and leaseholds	34,432,848	29,547,421
Other	2,257,027	2,075,732
	43,939,800	38,549,992
Less accumulated depreciation and amortization	(4,718,091)	(3,973,832)
	$39,221,709	$34,576,160
Hotel and other		
Land	$7,359,979	$7,359,979
Buildings	63,202,198	62,822,693
Furniture and equipment	10,141,956	9,672,120
Assets under capital lease	1,533,199	1,298,000
Other	1,003,422	860,105
	83,240,754	82,012,897
Less accumulated depreciation and amortization	(6,278,786)	(4,030,706)
	$76,961,968	$77,982,191
Properties under development		
Land under development	$4,961,786	$1,125,000
Construction in progress - development	10,989,601	8,150,005
Construction in progress - hospitality	10,200	585,613
	$15,961,587	$9,860,618

5. Debt

Mortgages payable bearing interest at rates from 6.75% to 9.48% and maturing on various dates from 2001 to 2011. Security for the mortgages payable include a first and second charge on the properties of the Company.	$126,235,717

Pacrim International Capital Inc.

Notes to the consolidated financial statements

Portion due less than one year	$69,654,287
Portion due in year two	7,774,970
Portion due in year three	-
Portion due in year four	7,250,737
Portion due in year five	6,411,588
Portion due after five years	35,144,135
	$126,235,717

Interest in the amount of $668,276 (2000 - $612,533) was capitalized to properties which were under development during 2001.

6. Amounts receivable and other assets

	2001	2000
(a) Amounts receivable		
Trade accounts receivable	$3,669,588	$5,374,871
Receivable from sale of discontinued operations	3,094,370	3,094,370
Management fees receivable (Note 10)	2,402,654	1,641,392
Due from Eminent Gain Limited (Note 10)	79,113	-
Loans receivable	205,500	264,310
	9,451,225	10,374,943
Less provision for bad debt	(2,000,000)	(1,000,000)
	$7,451,225	$9,374,943
(b) Other assets		
Deposits	$ 2,907,668	$2,666,941
Investment in preferred shares (Note 10)	4,269,461	4,269,461
Inventory	315,572	302,938
Short-term investments	148,584	148,584
Due from the ultimate holding company, net (i)	499,548	494,854
	$8,140,833	$7,882,778

(i) The balance due from the ultimate holding company, Pacrim International Capital Holdings Inc. is unsecured, interest-free and has no fixed term of repayment.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

7. Taxation

Taxation on the profits of the Company and its subsidiaries is calculated at the rates applicable in the respective jurisdictions.

During the year ended June 30, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method is used, based on differences between the financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without restatement of the 2000 financial statements.

The effect of the new recommendations on the opening 2001 financial statements was to increase (decrease) the following:

Future income tax liability	$ 829,898
Retained earnings	$(829,898)

The adjustment to retained earnings was a result of the recognition of the future tax cost of taxable temporary differences and the benefit of previously unrecognized loss carry forwards.

The majority of the Company's operations are conducted in Canada, the following table reconciles the expected Canadian income taxes to the provision for income taxes recorded in the financial statements.

Year ended	2001	2000
Income before income taxes	$1,701,649	$1,422,250
Statutory income tax rate	45%	45%
Expected income tax	765,742	640,013
Effect on income tax of:		
Benefit of previously unrecognized losses	(1,765,125)	(3,209,692)
Losses in foreign jurisdictions not recognized	907,075	837,580
Taxable temporary differences	105,657	1,958,211
Large corporations tax	377,716	408,687
Other	(48,957)	(226,112)
Provision for income taxes	$342,108	$408,687
Future	$(35,608)	$ -
Large corporations tax	377,716	408,687
Provision for income taxes	$342,108	$408,687

Pacrim International Capital Inc.
Notes to the consolidated financial statements

The Company has certain tax losses, the benefits of which have been recorded in the consolidated financial statements. Accumulated tax losses carried forward at June 30, 2001 expire as follows:

2005	$94,199
2006	4,599,660
	$4,693,859

8. Share capital

Common shares

Authorized:
1,200,000,000 common shares with a value of $0.01 each

Issued:

	2001		2000	
	Shares	Amount	Shares	Amount
Balance, beginning of year	63,357,974	$1,120,448	62,655,706	$825,496
Issued to convert preferred shares	-	-	702,268	294,952
Balance, end of year	63,357,974	$1,120,448	63,357,974	$1,120,448

The Company has established a stock option plan for directors, officers and employees. The Company has granted options to purchase shares under the terms of the Stock Option Plan. Total stock option activity relating to the Stock Option Plan was as follows:

	Shares	Weighted Average Exercise Price
Balance, June 30, 1999	3,286,500	$0.50
Granted	1,099,000	$0.50
Balance, June 30, 2000	4,385,500	$0.50
Granted	1,000,000	$0.50
Balance, June 30, 2001	5,385,500	$0.50

Pacrim International Capital Inc.

Notes to the consolidated financial statements

At June 30, 2001, 5,385,500 options were exercisable at $0.50 with a weighted average remaining contractual life of 5.6 years. Stock options outstanding at June 30, 2001 were as follows:

Expiry Date	Option Price	Number of shares
October 28, 2003	$0.50	3,041,500
January 1, 2007	$0.50	25,000
August 24, 2008	$0.50	200,000
January 2, 2009	$0.50	20,000
December 14, 2010	$0.50	1,099,000
December 8, 2011	$0.50	1,000,000

Convertible redeemable preferred shares ("CRPS")

Authorized: 16,205,000 CRPS at a par value of $1.00 each.

Issued:

	2001		2000	
	Shares	Amount	Shares	Amount
Balance, beginning of year	7,035,000	$7,035,000	12,000,000	$12,000,000
Conversion to common shares	-	-	(4,965,000)	(4,965,000)
Balance, end of year	7,035,000	$7,035,000	7,035,000	$7,035,000

The CRPS gave the holders thereof rights to convert into fully paid common shares of the Company ("common shares") at a rate determined by a Prescribed Formula which was approved by the Toronto Stock Exchange. The conversion rights attached to the CRPS were exercisable from May 22, 1999 to June 21, 1999, both dates inclusive.

On July 20, 1999 in accordance with the terms of the preferred shares and at the request of those preferred shareholders who advised the Company during the conversion period, the Company converted $4,965,000 CRPS into common shares. As a result of the conversion, $294,952 common shares were issued and a reduction of $3,576,776 was made to the "Adjustment arising on reorganization" account. The conversion resulted in contributed surplus of $1,093,271.

As at June 30, 2001, 7,035,000 in CRPS remain outstanding. Dividend payments are at the discretion of the board of directors. Dividend payments of $140,700 (2000-$550,350) were made during the year.

Subsequent to July 21, 1999, the Company may redeem the CRPS at an amount to be determined by the board of directors. The Company has not yet determined whether and at what price the CRPS will be redeemed.

Pacrim International Capital Inc.

Notes to the consolidated financial statements

9. Earnings per share

Basic and fully diluted earnings per share for the year ended June 30, 2001 has been computed by dividing consolidated net earnings by the weighted average number of 63,357,974 common shares outstanding during the year (2000-63,319,494).

10. Related party disclosures

In addition to the related party matters discussed in Notes 2 and 6, the Company was involved in the following related party transactions:

(a) Investment in preferred shares of Eminent Gain Limited

During fiscal 1999, PRL invested $3,799,464 in the preferred shares of Eminent Gain Limited ("EGL") a Company owned by the majority shareholder. EGL's only investment is a property recorded at a cost of $7,212,294. The investment was financed by the issuance of preferred shares to PRL and third-party financing. PRL intends to rent this property in order to provide housing to the Chairman of the Company, Mr. Guy Lam, effective October 1999. EGL has agreed to pay dividends on the preferred shares purchased by PRL and it is intended that the final lease agreement to be entered into will provide PRL the right to offset rents owing against future dividends on the preferred shares.

During fiscal 2000, PRL invested $469,997 in the preferred shares of EGL.

(b) Discontinued operations

By virtue of a continued managerial agreement with the two discontinued operations Lam & Co. International and Pacrim Capital Limited are related. Amounts receivable at June 30, 2001 include amounts receivable of $2,402,654 (2000-$1,641,392) from these two companies.

11. Contingencies

The Company has been named as a defendant in legal proceedings arising from the ownership of a hotel property. The Company believes this claim is without merit and is vigorously defending the action. In the opinion of management, the legal matter will be resolved without material effect on the Company's Consolidated Financial Statements.

12. Comparative figures

Certain comparative figures for 2000 have been reclassified to conform with the basis of presentation adopted for 2001.

DIRECTORS
Guy Lam
Edward Good
Malcolm Bell

OFFICERS
Guy Lam
Chairman of the Board and Chief Executive Officer
Pacrim International Capital Inc.

Edward Good
President, Pacrim International Capital Inc.
President, Pacrim Developments Inc.

Tracy Sherren
Chief Financial Officer, Pacrim International Capital Inc.
Vice-President and Chief Financial Officer
Pacrim Developments Inc.

Glenn Squires
Senior Vice-President
Pacrim Developments Inc.

Pamela Crowell
Vice-President Real Estate Operations
Pacrim Developments Inc.

PRINCIPAL SUBSIDIARY
Pacrim Developments Inc.
Incorporated under the laws of the
Canadian Business Corporations Act



From left: Pamela Crowell, Edward Good,
Guy Lam (seated), Glenn Squires, Tracy Sherren



CORPORATE INFORMATION

INVESTOR RELATIONS
Pacrim Developments Inc.
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia B3M 4N9

SHARE STRUCTURE
Common Shares
1.2 billion Authorized
63,357,974 Issued and Outstanding

Convertible Redeemable Preferred Shares
16,205,000 Authorized
7,035,000 Issued and Outstanding

REGISTRAR AND TRANSFER AGENT
CIBC Mellon Trust Company
The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia V6C 3K9

LEGAL COUNSEL
Bennett Jones LLP
4500 Bankers Hall East
855-2nd St. SW
Calgary, Alberta T2P 4K7

Goodman Phillips & Vineberg
Suite 2400, 250 Yonge Street
Toronto, Ontario M5B 2M6

Stewart McKelvey Stirling Scales
1959 Upper Water Street
Halifax, Nova Scotia B3J 2X2

AUDITORS
Arthur Andersen LLP
2100 355-4th Avenue SW
Calgary, Alberta T2P 0J1

STOCK LISTING
Toronto Stock Exchange
"PCN"

Pacrim International Capital Inc.
Suite 3202 Tower [illegible]
Lippo Centre, 89 Queensway
Central, Hong Kong